Mail Stop 03-06


May 18, 2005



Via U.S. Mail and Facsimile (408-481-2996)

Rajat Bahri
Chief Financial Officer
Trimble Navigation Limited
749 North Mary Avenue
Sunnyvale, California  94085


	Re:	Trimble Navigation Limited
		Form 10-K for year ended December 31, 2004
		Filed March 15, 2005
		File No. 001-14845

Dear Mr. Bahri:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the year ended December 31, 2004

Consolidated Statements of Operations
1. Please report product and service revenues and cost of revenues separately on the face of the statements of operations or tell us why you are not required to do so. Refer to Item 5-03 (b) of Regulation
S-X.

Consolidated Statements of Cash Flows
2. Tell us supplementally how the changes in the line item "effect of foreign currency translation adjustment" on your Consolidated
Statements of Cash Flows are computed. We may have further comment based on your response.

Notes to Consolidated Financial Statements

Note 4:  Business Combination
3. In future filings, disclose the value of the shares issued as consideration in acquisitions and the method used to value those shares.

Note 5: Joint Venture

-Caterpillar Trimble Control Technologies Joint Venture
4. We note in April 2002 you formed a 50-50 joint venture with Caterpillar whereby you contributed selected existing machine control product technologies valued at $25.5 million. Further we note you received a special cash distribution of $11 million and reflected such amount as a deferred gain which will be amortized in the future to the extent you record your share of losses of the venture entity.
Tell us supplementally what accounting guidance you apply in accounting for the special cash distribution that was received and how you have addressed the difference between the cost of your investment and your share of the amount of underlying net assets of
CTCT. Also, tell us supplementally and disclose in future filings your responsibility to provide additional funding to the venture entity, if necessary.
5. It appears from your disclosures that sales-purchase transactions occur between CTCT and Trimble. Tell us supplementally and clarify in future filings the nature of these transactions and why you classify the impact of such as non-operating income (expense) in your
Consolidated Statements of Income. Also, tell us if you eliminate your share of any intercompany profits or losses resulting from sales to or purchases from CTCT.
-Nikon-Trimble Joint Venture
6. It appears from your disclosures that sales-purchase transactions occur between Nikon-Trimble and Trimble. Tell us supplementally and clarify in future filings the nature of these transactions and if you eliminate your share of any intercompany profits or losses resulting from sales to or purchases from Nikon-Trimble.

Note 16:  Benefit Plans
7. Reference is made to your disclosures related to significant non-
US defined benefit pension plans. In future filings, revise to provide the disclosure requirements of SFAS 132R, specifically disclosure requirements for foreign plans, required by paragraphs 5(d), 5(e), 5(g) and 5(k) of this statement or tell us why you believe the disclosure requirements of SFAS 132R are not applicable to you.

Schedule II-Valuation and Qualifying Accounts
8. Revise in future filings to include the activity in your reserve for sales returns for each income statement period presented.



* * * * * * * *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or me at (202) 551-3327 if you have questions regarding these comments.


					Sincerely,


					Michele Gohlke
					Branch Chief


Mr. Rajat Bahri
Trimble Navigation Limited
May 18, 2005
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